3/11/03

[redacted]

SL 03012149 COMMISSION
Washington, D.C. 20549

RECEIVED
FEB 27 2003
165
SEC MAIL PROCESSING SECTION WASH. D.C.

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33612

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D.B. McKenna & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

207 West Main Street
(No. and Street)

Bennington	VT	05201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Feiden & Greenberg, CPAs
(Name – *if individual, state last, first, middle name*)

930 Albany-Shaker Rd. Suite 103	Latham	NY	12110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald B. McKenna, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.B. McKenna & Co., Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public
my commission expires 2/10/07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

D.B. McKENNA & CO., Inc.

COMPARATIVE FINANCIAL STATEMENTS

For the Years Ending
December 31, 2002 and 2001

FEIDEN & GREENBERG

Table of Contents

930 Albany Shaker Road - Suite 103
Latham, New York 12110
(518) 452-9363
Fax (518) 452-9414

FEIDEN & GREENBERG

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
D.B. McKenna & Co., Inc.
Bennington, Vermont

We have audited the accompanying comparative balance sheet of D.B. McKenna & Co., Inc. as of December 31, 2002 and 2001, and the related statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D.B. McKenna & Co., Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles , except for the use of tax depreciation basis for computing depreciation expense as described in the notes to the financial statements.

Respectfully submitted,

Feiden + Greenberg

FEIDEN & GREENBERG, CPAs

February 12, 2003

EXHIBIT A

D.B. MCKENNA & CO., INC.
COMPARATIVE BALANCE SHEET
December 31, 2002 and 2001

	2002	2001
ASSETS		
CURRENT ASSETS		
Cash	$ 168,349	$ 183,794
Accounts Receivable	422	512
TOTAL CURRENT ASSETS	168,771	184,306
INVESTMENTS		
Listed Securities (At Market)	63,775	223,393
FIXED ASSETS		
Equipment	65,530	62,824
Less: Reserve for Depreciation	(47,599)	(42,385)
TOTAL FIXED ASSETS	17,931	20,439
TOTAL ASSETS	$ 250,477	$ 428,138
LIABILITIES AND STOCKHOLDERS EQUITY		
CURRENT LIABILITIES		
Accrued Payroll	$ 8,920	$ 98,366
Accrued Corporate Tax	407	605
Accrued Retirement	131,608	36,967
TOTAL CURRENT LIABILITIES	140,935	135,938
STOCKHOLDERS EQUITY		
Common Stock - No Par - 10 Shares, Authorized Issued & Outstanding - at Cost	8,000	8,000
Unrealized gain on Securities	25,725	191,672
Retained Earnings	75,817	92,528
TOTAL STOCKHOLDERS EQUITY	109,542	292,200
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$ 250,477	$ 428,138

See Independent Auditors' Report.
Subject to Accompanying Notes.

EXHIBIT B

D.B. MCKENNA & CO., INC.
COMPARATIVE STATEMENT OF INCOME
For the Calendar Year Ended December 31, 2002 and 2001

	2002	2001
INCOME		
Commissions - stock trades	$ 162,956	$ 229,427
Commissions - mutual funds	224,916	170,844
Security gains	118,745	118,965
Professional fees	28,442	30,460
Dividend and interest income	6,188	12,673
TOTAL INCOME	541,247	562,369
OPERATING EXPENSES		
Rent	16,080	7,060
Auto Expense	2,442	2,899
Licenses, Dues & Fees	6,795	5,547
Publications	2,248	2,010
Advertising	7,496	6,176
Office Supplies	9,719	9,910
Telephone	4,398	5,789
TV Service	1,410	627
Insurance	7,807	7,391
Travel & Entertainment	86	565
Wages - Officers	153,500	231,608
- Others	122,788	111,126
Payroll & Other Taxes	17,235	17,197
Employee Benefits & Retirements	175,019	135,544
Professional Fees	5,313	4,995
Miscellaneous	-0-	1,407
Depreciation	5,214	4,596
TOTAL OPERATING EXPENSES	537,550	554,447
NET OPERATING INCOME	3,697	7,922
Less: Provision for Corporate Taxes	(408)	(605)
NET INCOME	$ 3,289	$ 7,317

See Independent Auditors' Report.
Subject to Accompanying Notes.

EXHIBIT C

D.B. MCKENNA & CO., INC.
COMPARATIVE STATEMENT OF CASH FLOWS
For the Years Ending December 31, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 3,289	$ 7,317
Add: Depreciation	5,214	4,596
	8,503	11,913
(Increase) Decrease in Accounts Receivable	90	2,228
Increase (Decrease) in Accrued Payroll Tax	(89,446)	6,915
Increase (Decrease) in Corporate Tax	(198)	34
Increase (Decrease) in Accrued Retirement	94,641	(73,901)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	13,590	(52,811)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Equipment	(2,706)	(431)
Sale of Securities	-0-	49,680
Purchase of Securities	(6,329)	-0-
NET CASH USED (PROVIDED) BY INVESTING ACTIVITIES	(9,035)	49,249
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payment of Shareholder Dividend	(20,000)	(20,000)
NET CASH USED BY FINANCING ACTIVITIES	(20,000)	(20,000)
NET DECREASE IN CASH	(15,445)	(23,562)
CASH BALANCE, JANUARY 1, 2002	183,794	207,356
CASH BALANCE, DECEMBER 31, 2002	$ 168,349	$ 183,794

See Independent Auditors' Report.
Subject to Accompanying Notes.

EXHIBIT D

D.B. MCKENNA & CO., INC.
COMPARATIVE STATEMENT OF RETAINED EARNINGS
For the Calendar Year Ended December 31, 2002 and 2001

	2002	2001
BALANCE RETAINED EARNINGS - January 1	$ 92,528	$ 105,211
PLUS: NET INCOME PER EXHIBIT C Calendar Year	3,289	7,317
LESS: SHAREHOLDER DIVIDEND	(20,000)	(20,000)
BALANCE RETAINED EARNINGS - December 31,	$ 75,817	$ 92,528

See Independent Auditors' Report.
Subject to Accompanying Notes.

SCHEDULE 1

D.B. MCKENNA & CO., INC.
COMPUTATION OF NET CAPITAL
December 31, 2002

STOCKHOLDERS EQUITY PER BALANCE SHEET		$ 109,542
LESS: NON-ALLOWABLE ASSETS		(19,016)
NON-ALLOWABLE SECURITIES		(12,536)
NET ALLOWABLE CAPITAL		$ 77,990

NET ALLOWABLE CAPITAL EXCEEDS REQUIRED AS COMPUTED BELOW:

CAPITAL REQUIREMENT:

Minimum Dollar Amount for Broker Dealer		$ 50,000
Based on Liabilities:		
Net allowable capital	$ 77,990	
10% of liabilities	14,078	
Minimum Required Capital		$ 63,912

See Independent Auditors' Report.
Subject to Accompanying Notes.

SCHEDULE 2

D.B. MCKENNA & CO., INC.
RECONCILIATION OF BOOKS & FOCUS REPORT
2002

Stockholders' Equity per Focus Report	$ 110,748
Less: Corporate Tax Adjustment and Depreciation	(1,206)
Stockholders' Equity per Exhibit B	$ 109,542

See Independent Auditors' Report.
Subject to Accompanying Notes.

SCHEDULE 3

D.B. MCKENNA & CO., INC.
December 31, 2002

No material differences existed between reports as required and the Corporate records except those as noted on Schedule 2.

See Independent Auditors' Report.
Subject to Accompanying Notes.

FEIDEN & GREENBERG

SCHEDULE 4

D.B. MCKENNA & CO., INC.
December 31, 2002

The attached SIPC7 Form has been reviewed and found to be accurate.

Feiden + Greenberg

FEIDEN & GREENBERG, CPAs

See Independent Auditors' Report.
Subject to Accompanying Notes.

SCHEDULE 5

D.B. MCKENNA & CO., INC.
December 31, 2002

No material inadequacies were found in the examination of the 2002 corporate books and records of D.B. McKenna & Co., Inc.

Feiden + Greenberg

FEIDEN & GREENBERG, CPAs

See Independent Auditors' Report.
Subject to Accompanying Notes.

D.B. McKENNA Co., INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

1. *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:*

Description of Business

The corporation is privately owned. It operates a retail stock brokerage business located at 207 Main Street in Bennington, Vermont. The corporation is a member of NASD and SIPC. D.B. McKenna Co., Inc. operates through a broker-dealer contract with Raymond James and Associates, Inc.

Revenue Recognition

Purchases and sales of securities are recorded on a trade basis along with related commissions and fees.

Securities Owned

The investments are in public companies. The values at December 31, 2002 reflect the fair market value.

2. *FURNITURE AND EQUIPMENT:*

The assets are recorded at cost. The assets are being depreciated on the income tax basis. This basis does not conform to generally accepted accounting principles. The difference between the accelerated tax basis and straight-line depreciation does not materially effect the fair presentation of financial condition as of December 31, 2002.

3. *CASH:*

Included in the balance at December 31, 2002 is an account totaling $ 26,085 held by Raymond James & Associates, Inc. as required by their broker agreement.

4. *EMPLOYEE BENEFIT PLAN:*

The company has a qualified voluntary profit sharing plan.

See Independent Auditors' Report.